UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39327

SEADRILL LIMITED

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Limited – Transaction by Primary Insider

Hamilton, Bermuda, June 28, 2024 – Primary insider in Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL), Harry Quarls, has acquired 4,000 ordinary shares in the Company as further described in the attached form.

This information is subject to disclosure requirements pursuant to article 19 of the Regulation EU 596/2014 (the EU Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.

About Seadrill

Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.

Contact

Lydia Brantley Mabry

Director of Investor Relations

ir@seadrill.com

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Harry Quarls

2	Reason for the notification

a)	Position/status	Primary insider, Director

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Shares in Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Acquisition

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 50.7807 in average per share	4,000

d)	Aggregated information — Aggregated volume — Price	4,000 shares for a total of USD 203,122.80.

e)	Date of the transaction	2024-06-27

f)	Place of the transaction	Omitted

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: June 28, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Chief Financial Officer